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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         REDDI BRAKE SUPPLY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    757275102
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                                 (CUSIP Number)


                           ARW Knipping, Fund Director
                              The Gifford Fund Ltd.
                           International Trade Center
                                     TMI.26
                          Curacao, Netherland Antilles

                               (011) 59-99-636198
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 20, 1996
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             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO.  757275102

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of
         Above Person   The Gifford Fund Ltd.
                     -------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                   (a)                     (b)
                      ------------------       -----------------

3.       SEC Use Only
                      --------------------------------------------

4.       Source of Funds             WC
                         -----------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)
                                       ---------------------------

6.       Citizenship or Place of Organization  Netherland Antilles
                                               -------------------

Number of                     7.  Sole Voting Power        4,875,504
Shares                                               ---------------------
Beneficially
Owned by Each                 8.  Shared Voting Power          -0-
Reporting                                             --------------------
Person With
                              9.  Sole Dispositive Power   4,875,504
                                                         -----------------

                             10.  Shared Dispositive Power    -0-
                                                            --------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
            4,875,504
         -----------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
               -----------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)         9.6%
                                                            --------------------

14.      Type of Reporting Person                       CO
                                   ---------------------------------------------


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         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of The Gifford Fund Ltd. (the "Reporting Person").

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock (the "Common Stock"), of Reddi Brake Supply Corporation, a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 1376 Walter Street, Ventura, California 93003.

ITEM 2.  IDENTITY AND BACKGROUND.

         The Gifford Fund Ltd. is a Netherland Antilles corporation. The principal business of the Reporting Person is to act as an offshore capital appretiation fund. The address of its principal business and its principal office is International Trade Center TMI.26 Curacao, Netherland Antilles.

         (a) ARW Knipping.

         (b) International Trade Center TMI.26, Curacao, Netherland Antilles.

         (c) ARW Knipping is the Fund Director of the Reporting Person as well as a fund administrator for various other investment funds.

         (d) Neither the Reporting Person nor ARW Knipping has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, neither the Reporting Person nor ARW Knipping has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) ARW Knipping is a Dutch citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the beneficial ownership of the Reporting Person of 4,875,504 shares of Common Stock. The Reporting Person acquired the Common Stock by converting $600,000 principal amount of the Issuer's Series B Convertible Stock (the "Preferred Stock"). For additional information see Item 5.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of the


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Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person intends to review its investment in the Common Stock on a regular basis and, depending upon changes in its analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of its investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by it either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as it deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what it considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person owned $600,000 principal amount Preferred Stock, plus accrued dividends. On March 18, 1997, the Reporting Person converted its entire position of Preferred Stock into Common Stock for a price of 12.5 cents per share resulting in a total of 4,894,504 shares of Common Stock. As a result of such conversion, the Reporting Person beneficially owned 4,894,504 shares of Common Stock, which constituted approximately 9.7 percent of the 50,665,477 shares of Common Stock calculated by adding the 4,894,504 shares of Common Stock acquired by the Reporting Person to the 45,770,973 shares of Common Stock outstanding on February 13, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by it.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                                          APPROXIMATE PRICE
                                NUMBER OF                     PER SHARE
      DATE                    SHARES SOLD             (INCLUDING COMMISSIONS)
      ----                    -----------             -----------------------

     4/23/97                    19,000                         $.031



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         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

         Not applicable.








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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 1997                                 THE GIFFORD FUND LTD.


                                             By:     /s/ ARW KNIPPING,
                                                 ------------------------------
                                                         ARW KNIPPING,
                                                         Fund Director





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